Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Common Share

For the Quarter Ended March 31, 2013
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$3,645,000
Preferred stock dividends	(20,000)
Income available to common stockholders	3,625,000	14,131,919	$0.26
Effect of Dilutive Securities:
Stock options		24,798
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$3,625,000	14,156,717	$0.26
For the Quarter Ended March 31, 2012
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$2,684,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,664,000	14,126,100	$0.19
Effect of Dilutive Securities:
Stock options		—
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$2,664,000	14,126,100	$0.19